Post-Effective Amendment No. 16 to
                                          SEC File No. 70-7727







                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                       FORM U-1

                                     APPLICATION

                                        UNDER


                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                     GENERAL PUBLIC UTILITIES CORPORATION ("GPU")
                                100 Interpace Parkway
                            Parsippany, New Jersey  07054

                           ENERGY INITIATIVES, INC. ("EI")
                                 One Upper Pond Road
                            Parsippany, New Jersey  07054
               (Names of companies filing this statement and addresses
                           of principal executive offices)


                      GENERAL PUBLIC UTILITIES CORPORATION
            (Name of top registered holding company parent of applicants)



          T.G. Howson, Vice President        Douglas E. Davidson, Esq.
            and Treasurer                    Berlack,  Israels  &  Liberman LLP
          M. A. Nalewako, Secretary          120 West 45th Street
          GPU Service Corporation            New York, New York 10036
          100 Interpace Parkway
          Parsippany, New Jersey 07054

          B. L. Levy, President
          K. A. Tomblin, Esq., Secretary
          Energy Initiatives, Inc.
          One Upper Pond Road
          Parsippany, New Jersey 07054



                     (Names and addresses of agents for service)





                    GPU   and  EI   hereby  post-effectively   amend  their

          Application on Form  U-1, docketed  in SEC File  No. 70-7727,  as heretofore amended, as follows:

                    A.   By Orders dated June 14, 1995 (HCAR No. 35-26307),

          December 28, 1994 (HCAR No.  35-26205), September 12, 1994  (HCAR

          No. 35-26123),  December 18, 1992  (HCAR No. 35-25715),  and June

          16, 1990  (HCAR No.  35-25108) (collectively, the  "Orders"), the

          Commission,  among  other  things,  authorized EI  to  engage  in preliminary  project  development  and administrative  activities

          ("Project Activities") in connection  with its investments in (i)

          qualifying cogeneration  facilities,  as defined  in  the  Public

          Utility  Regulatory  Policies  Act  of  1978  ("PURPA"),  located anywhere  in  the  United  States, (ii)  small  power  production facilities, as defined in PURPA (collectively, "QFs"), and exempt wholesale  generators, as  defined  in  Section  32  of  the  Act

          ("EWGs"),  and  (iii)  foreign utility  companies  ("FUCOs"),  as defined in Section 33 of the Act.

                    B.   The Orders  also authorized GPU from  time to time

          through December  31, 1997 to: (i) make  capital contributions to

          EI;  (ii) enter  into letter  of credit  reimbursement agreements

          ("Reimbursement   Agreements")   and   guarantees    or   similar

          obligations  ("Guarantees") to  secure  EI's  agreement with  any

          person   (including  without   limitation  project   lenders)  in

          connection with  EI's Project  Activities and the  acquisition of ownership or participation interests in projects; (iii) guarantee the securities or other  obligations of EWGs and FUCOs;  and (iv)

          assume liabilities of EWGs and FUCOs.  The aggregate amount which

          GPU  was  permitted  to  contribute  to  EI,  together  with  the






          outstanding  face  or  principal   amount  of  the  Reimbursement

          Agreement and  Guarantee  obligations, and  liabilities  assumed,

          could  not exceed $200 million ("Contribution  Cap").  The Orders also  authorized EI  to enter  into Reimbursement  Agreements and

          Guarantees,  and to assume liabilities  of EWGs and  FUCOs, in an aggregate  amount of up to $30  million from time to time through

          December 31, 1997 ("EI Guarantee Cap").

                    C.   The Orders  also authorized EI to  issue, sell and

          renew  from time to time through December 31, 1997 its promissory notes evidencing short-term borrowings from  commercial banks and other financial institutions, in an aggregate principal amount at any  time  outstanding (together  with  the  aggregate amount  of

          obligations  outstanding  under   Reimbursement  Agreements   and

          Guarantees  entered into,  and  liabilities assumed,  by EI)  not exceeding the  EI Guarantee Cap  ("Notes"), and permitted  GPU to guarantee the Notes ("Note Guarantees").

                    D.   As of  June 30,  1995, GPU had  made cash  capital

          contributions to EI, and had outstanding  Reimbursement Agreement

          and   Guarantee  obligations,   and   liabilities   assumed,   of

          approximately  $29 million,  pursuant  to the  December 28,  1994

          Order.  As of such date EI had not entered into any Reimbursement

          Agreements or  Guarantees or assumed any  liabilities pursuant to the  Orders.  (Pursuant to amendments to Rules 52(b) and 45(b)(4)

          effective  June 28, 1995, cash capital contributions by GPU to EI are now exempt from Section  9(a) and Rule 45, and borrowings  by

          EI  pursuant  to   Notes  are  now  exempt  from   Section  6(a);

          accordingly,  such  transactions are  no  longer  subject to  the








          limitation of  the Contribution  Cap  and the  EI Guarantee  Cap,

          respectively.  See HCAR No. 35-26311.)

                    E.   GPU  and  EI  now  propose  to  (i)  increase  the

          Contribution Cap to  $500 million, (ii)  expand the purposes  for which GPU may enter into Guarantees, subject to the limitation of the Contribution  Cap, to  include Guarantees  of  bank or  other borrowings  by  EI,  as  described below;  (iii)  relinquish  the authorization  with  respect to  GPU  Note  Guarantees; and  (iv)

          increase the EI Guarantee Cap to $50 million.  GPU and EI believe such  expanded  authorization  is  necessary and  appropriate  to sustain EI's growth  and to provide EI  with sufficient financial resources and  flexibility in order  to further  its business  of developing,  acquiring, owning and operating power production and

          associated   facilities   and   assets   both   domestically  and

          internationally.

                    F.   As  stated  in  the   Orders,  the  term  of  each

          Guarantee,  and any letter  of credit ("L/C") backed by a  GPU or

          EI Reimbursement Agreement, would not  exceed 25 years.  Drawings under each L/C would bear interest at not more than  5% above the prime rate as in effect  from time to time, and letter  of credit fees would not exceed 1% annually of the face amount of the L/C.

                    G.  (1)   Borrowings by  EI with  respect to  which GPU

          may  issue a Guarantee,  as described  in paragraph  E(ii) above,

          would  be in the form  of bank or  other institutional borrowings

          ("Institutional   Borrowings"),  commercial   paper  ("Commercial

          Paper"), or notes sold in a private placement ("Notes") under the

          Securities Act  of 1933  ("1933 Act").   Institutional Borrowings

          would  mature  not later  than  five years  after  issuance, bear






          interest at  a rate not in  excess of (i) 250  basis points above the greater of (A)  the lending bank's or other  recognized prime rate and (B) 50 basis  points above the federal funds rate,  (ii)

          400  basis points  above the  specified London  Interbank Offered

          Rate  plus  any  applicable   reserve  requirement,  or  (iii)  a

          negotiated fixed rate which,  in any event, would not  exceed 500 basis points above  the 30  year "current  coupon" treasury  bond rate.  Such  borrowings would  be prepayable only  to the  extent

          provided  therein.    In   addition,  such  borrowings  would  be

          unsecured and would not be made  as part of any public  offering.

          Borrowings  may be made pursuant  to loan agreements  or lines of

          credit  established   by  EI  with  commercial   banks  or  other

          institutions.  Such agreements  or lines of credit may  include a

          letter  of  credit  facility.   Drawings  on  an  L/C would  bear

          interest  at rates  not  exceeding the  interest rates  described above  in this paragraph G(1), and EI  may be required to pay the issuing bank a letter of credit fee not exceeding 1% per annum of the face amount of the L/C.

                    (2)  Commercial  Paper sold  by EI  would be  issued in

          denominations of $100,000 or multiples thereof with maturities of up to  270 days  and would not  be prepayable prior  to maturity.

          Commercial Paper would be sold directly to one or more commercial paper  dealers at  a  discount rate  prevailing  at the  date  of issuance for  commercial paper of  comparable quality and  of the particular maturity  sold by  other issuers of  commercial paper.

          Commercial  Paper will be  reoffered by the  purchasing dealer or dealers to institutional investors at a discount of not more than

          1/8 of 1% per annum less than the prevailing discount rate to EI.






          The Commercial Paper dealers will offer and resell the Commercial

          Paper  to  not  more than  a  total  of 200  of  their respective

          customers,  identified  and  designated  in   a  non-public  list

          ("Closed List")preparedbyeach suchdealerin advanceforthispurpose.

                    EI  may  also  utilize  the  services  of one  or  more

          commercial  paper placement  agents  ("Placement Agent")  through whom  they would sell their  Commercial Paper directly  to one or more institutional  investors included  on the  Placement Agent's

          Closed List (as  it may be  amended) which would  not exceed  200 such investors.  The  Placement Agent would arrange for  the sale of Commercial Paper and would be compensated for its services out of the discount on the sale.

                         (3)  Notes would be  sold by EI directly to one or

          more  financial institutions in a private placement, or to one or more underwriters  for resale  to qualified  institutional buyers

          pursuant to Rule  144A under the  1933 Act.   The Notes would  be

          unsecured, have maturities not exceeding 20 years, and would bear interest  at a fixed rate  not to exceed the  sum of the yield to maturity of an actively traded U.S. treasury bond with a maturity

          equal to  the maturity of  the Notes  plus 600 basis  points.   A

          placement agent would arrange for the sale of the Notes issued in a private placement, and would be compensated for its services by payment of a fee not to exceed 3% of the face amount of the Notes

          issued and sold.   EI would compensate an  underwriter in a  Rule

          144A sale of Notes through a discount on the sale.



                         (4)  The    proceeds   from    the   Institutional

          Borrowings, Commercial Paper or Notes as proposed herein will  be






          used  by EI  to finance  its business,  including to  finance the

          acquisition  of securities of EWGs  and FUCOs.   EI believes that

          having  the flexibility to provide a GPU Guarantee will enable it to reduce the interest costs of these borrowings.

                         (5)  The   authorization  requested   herein  with

          respect  to Guarantees  of  Institutional Borrowings,  Commercial

          Paper  and  Notes  is  intended  to  supersede  and  replace  the

          authorization  heretofore   granted  in   respect  of   GPU  Note

          Guarantees.     Accordingly,  effective   upon  receipt   of  the

          supplemental  Commission  order   requested  herein,  GPU   would

          relinquish  any  remaining  authorization  in  respect   of  Note

          Guarantees.

                    H.   GPU  and EI  submit that  all of  the  criteria of

          Rules  53 and 54  under the Act  with respect to  the issuance of

          Guarantees  and  Reimbursement  Agreements  by  GPU  and  EI  are

          satisfied.

                         (i)  The  average  consolidated retained  earnings

                    for GPU and its subsidiaries,  as reported for the four

                    most recent quarterly periods in GPU's Annual Report on

                    Form  10-K for  the year  ended December  31, 1994  and

                    Quarterly Reports  on Form 10-Q for  the quarters ended

                    September  30, 1994, March 31,  1995 and June 30, 1995,

                    as filed under the Securities Exchange Act of 1934, was

                    approximately $1.82  billion.  At the  date hereof, GPU

                    had  invested,  or  committed  to  invest, directly  or

                    indirectly, an aggregate of approximately $60.4 million

                    in   EWGs   and   $344,000   in   FUCOs,   representing

                    approximately  3% of such average consolidated retained






                    earnings.   GPU's  aggregate  investments  in EWGs  and

                    FUCOs, including amounts invested pursuant to all other

                    outstanding or pending  authorizations ($200 million in

                    SEC  File No. 70-8593, $130 million in SEC File No. 70-

                    8455  and  $200  million  in  SEC  File  No.  70-7926),

                    together with the  authorization requested herein, will

                    not at any time exceed the 50% limitation in Rule 53.

                         (ii) GPU  maintains books and  records to identify

                    investments in, and earnings from, each EWG and FUCO in

                    which it directly or indirectly holds an interest.  (A)

                    For each  United States  EWG in  which GPU  directly or

                    indirectly holds an interest:

                                   (1)  the  books and records for such EWG

                         will  be  kept  in conformity  with  United States

                         generally accepted accounting principles ("GAAP");

                                   (2)  the  financial  statements will  be

                         prepared in accordance with the GAAP; and

                                   (3)  GPU   directly   or   through   its

                         subsidiaries undertakes to provide  the Commission

                         access to  such books  and  records and  financial

                         statements as the Commission may request.

                              (B)  For each FUCO or  foreign EWG which is a

               majority-owned subsidiary of GPU:

                                   (1)  the  books  and  records  for  such

                         subsidiary will be kept in accordance with GAAP;

                                   (2)  the  financial statements  for such

                         subsidiary  will be  prepared  in accordance  with

                         GAAP; and






                                   (3)  GPU   directly   or   through   its

                         subsidiaries undertakes to provide  the Commission

                         access  to  such books  and records  and financial

                         statements, or  copies  thereof in English, as the

                         Commission may request.

                              (C)   For  each FUCO or foreign EWG  in which

               GPU  owns 50% or less of the voting securities, GPU directly or through its  subsidiaries will proceed in good  faith, to the extent reasonable under the circumstances, to cause

                              (1)  such  entity  to   maintain  books   and

                         records in accordance with GAAP;

                              (2)  the financial statements of  such entity

                         to be prepared in accordance with GAAP; and

                              (3) access  by the  Commission to such  books

                         and  records and  financial statements  (or copies

                         thereof) in English as  the Commission may request

                         and, in any event,  will provide the Commission on

                         request  copies  of  such  materials  as are  made

                         available to GPU and its subsidiaries.  If and  to

                         the  extent that  such entity's books,  records or

                         financial   statements   are  not   maintained  in

                         accordance with  GAAP, GPU  will, upon  request of

                         the   Commission,   describe  and   quantify  each

                         material variation therefrom as and  to the extent

                         required  by subparagraphs (a)  (2) (iii)  (A) and

                         (a) (2) (iii) (B) of Rule 53.

                         (iii)   No more than  2% of GPU's  domestic public

               utility subsidiaries will render  any services, directly  or






               indirectly,  to any  EWG or  FUCO in  which GPU  directly or indirectly holds an interest.

                         (iv) Copies of this  Application on  Form U-1  are

               being provided to  the New Jersey Board of Public Utilities,

               the Pennsylvania Public Utility  Commission and the New York

               Public Service Commission, the  only federal, state or local regulatory  agencies having  jurisdiction  over  the  retail rates of GPU's electric  utility subsidiaries.  In addition,

               GPU will submit to  each such commission copies of  any Rule

               24  certificates required  hereunder, as well  as a  copy of

               Item  9  of GPU's  Form  U5S and  Exhibits G  and  H thereof

               (commencing with the Form  U5S to be filed for  the calendar

               year  in  which   the  authorization  herein   requested  is

               granted).

                         (v)  None of  the provisions  of paragraph  (b) of

               Rule 53 render  paragraph (a) of  that Rule unavailable  for the proposed transactions.



                              (A)  Neither GPU nor any subsidiary of GPU is

                         the subject of  any pending bankruptcy  or similar

                         proceeding.

                              (B)  GPU's   average   consolidated  retained

                         earnings  for  the  four  most   recent  quarterly

                         periods (approximately  $1.82 billion) represented

                         a   decrease  of  approximately  $20  million  (or

                         approximately  1.1%)  in the  average consolidated

                         retained earnings for  the previous four quarterly

                         periods (approximately $1.84 billion).






                              (C) GPU  did not incur operating  losses from

                         direct or  indirect investments in EWGs  and FUCOs

                         in  1994 in  excess  of 5%  of GPU's  consolidated

                         retained earnings.

                    I.   The  estimated  fees,  commissions   and  expenses

          expected to  be incurred in  connection with the  proposed trans-

          actions will be supplied by further post-effective amendment.

                    J.   Sections  6(a), 7, 9(a),  10 and 12(b)  of the Act

          and  Rules 45,  52, 53 and  54 thereunder  are applicable  to the transactions proposed herein.

                    K.   No state commission has jurisdiction  with respect

          to any  aspect of the  proposed transactions  and, assuming  your

          Commission   authorizes   and  approves   all   aspects  of   the

          transactions  (including  the  accounting  therefor),  no Federal commission  other  than  your Commission  has  jurisdiction  with respect to any aspect thereof.

                    L.   It is requested that the Commission issue an order

          with respect to the transactions  proposed herein at the earliest practicable  date but, in any  event, not later  than October 12,

          1995.    It  is  further  requested  that  (i)  there  not  be  a

          recommended  decision by  an  Administrative Law  Judge or  other responsible officer of  the Commission, (ii) the Office of Public

          Utility Regulation be permitted to  assist in the preparation  of the Commission's decision, and  (iii) there be no waiting  period between  the issuance of the  Commission's order and  the date on which it is to become effective.

                    M.   The  following  exhibits and  financial statements

          are filed in Item 6 hereof:






                    (a)  Exhibits:

                         F-1(d) - Opinion of Berlack, Israels & Liberman LLP -- to be filed by further post-effective amendment.

                         F-2    -  Opinion  of  Ballard  Spahr   Andrews  &
                                   Ingersoll -- to be filed by further post-effective amendment.

                         G      -  Financial Data  Schedule -- to  be filed
                                   by further post-effective amendment

                         H      -  Proposed form of public notice.


                    (b)  Financial Statements:

                         1-A    -  EI  Consolidated Balance  Sheets, actual
                                   and pro  forma, as at June  30, 1995 and
                                   Consolidated Statement of Operations and
                                   Accumulated  Deficit,   actual  and  pro
                                   forma, for the  twelve months ended June
                                   30, 1995; pro forma journal entries -- to be filed by further post-effective amendment.

                         1-B    -  GPU  (Corporate) Balance  Sheets, actual
                                   and pro  forma, as at June  30, 1995 and
                                   Consolidated  Statements  of Income  and
                                   Retained Earnings, actual and pro forma,
                                   for  the twelve  months  ended June  30,
                                   1995; pro forma journal entries -- to be
                                   filed    by    further    post-effective
                                   amendment.

                         2      -  GPU  Consolidated  Financial  Statements
                                   have  been omitted  since  they are  not
                                   materially  affected   by  the  proposed
                                   transaction.

                         3      -  Not Applicable.

                         4      -  Statement of Material Changes  since the
                                   date of the balance sheets which are not reflected in the notes to the financial statements - None.


                    N.   The proposed transactions will  be carried out for

          the  purpose of financing EI's business activities.  As such, the issuance  of  an order  by your  Commission  with respect  to the







          proposed transactions which are the subject hereof is not a major

          Federal action  significantly affecting the quality  of the human environment.  No Federal  agency has prepared or is  preparing an environmental  impact  statement  with  respect  to the  proposed transactions which are the subject hereof.




















































                                      SIGNATURE



                    PURSUANT  TO  THE REQUIREMENTS  OF  THE  PUBLIC UTILITY

          HOLDING COMPANY ACT  OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY

          CAUSED THIS POST-EFFECTIVE AMENDMENT TO BE SIGNED ON THEIR BEHALF

          BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                        GENERAL PUBLIC UTILITIES CORPORATION


                                        By: ________________________________
                                             T.G. Howson
                                             Vice President and Treasurer


                                        ENERGY INITIATIVES, INC.



                                        By:______________________________
                                             B. L. Levy, President



          Date:  September ___, 1995